# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cheetah Net Supply Chain Service Inc., CIK 0001951667
CUSIP: 16307X202
Title of class of securities: Class A common stock
Address of issuer's principal executive offices: 8707 Research Drive, Irvine, California (CA), 92618
Date of event which requires filing of this statement: 12/19/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002050718

## Reporting persons
- Jianhui Li: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 140,845; shared voting power 0; sole dispositive power 140,845; shared dispositive power 0; aggregate amount beneficially owned 140,845 (5.3% of the class)
  Comment: Percentage of class is calculated based on 2,672,011 shares of Class A common stock outstanding as of December 19, 2024, which information was provided by the Issuer's transfer agent on December 19, 2024.

## Item 1. Issuer
Name of issuer: Cheetah Net Supply Chain Service Inc.
Address of issuer's principal executive offices: 8707 Research Drive, Irvine, CA 92618

## Item 2. Person Filing
Name of person filing: Jianhui Li
Address of principal business office or, if none, residence: Room 1605, Unit 1, Building 3, Aobei Center South Area, Laiguangying District, Chaoyang District, Beijing, China 100020
Citizenship: China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 140,845
Percent of class: 5.3
Sole power to vote or to direct the vote: 140,845
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 140,845
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Jianhui Li: /s/ Jianhui Li, Jianhui Li (01/02/2025)